Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

May 3, 2016

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:     Nuveen Unit Investment Trust, Series 133

Nuveen Zacks Select Equities Blend Portfolio, 2Q 2016

Nuveen Zacks Select Equity Income Portfolio, 2Q 2016

File Nos. 333-210180 and 811-08103

Dear Ms. White:

This letter is in response to your comments given during a telephone conversation with our office regarding amendment no. 1 to the registration statement on Form S-6 for Nuveen Unit Investment Trust, Series 133, filed on April 26, 2016, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Nuveen Zacks Select Equities Blend Portfolio, 2Q 2016 and Nuveen Zacks Select Equity Income Portfolio, 2Q 2016 (the “Trusts”).

Nuveen Zacks Select Equities Blend Portfolio, 2Q 2016

Value Screening Process (p. 3)

1. In the second bullet, please change the second “that” to “than.”

Response: The disclosure has been revised as requested.

Definitions (p. 5)

2. In the definition for earnings stability, please define “trailing 12 month earnings” in plain English.

Response: The definitions for earnings stability has been revised to state: “Earnings Stability: Earnings stability is calculated as the variability of a company’s 12 month earnings over the last three years.”

Fee Table (p. 12)

3. Please bold the statement in footnote (6) that “In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected.” This comment applies to the Nuveen Zacks Select Equity Income Portfolio, 2Q 2016 prospectus, as well.

Response: The disclosure has been revised as requested for both Trusts.

Hypothetical Performance Information (p. 14)

4. To explain the phrase “to protect the Trust,” you refer to “Changes to Your Portfolio” in Part B of the prospectus. However, this section does not fully explain what actions may be done to “protect the Trust.” Please explain and disclose what is meant by this phrase. This comment applies to the Nuveen Zacks Select Equity Income Portfolio, 2Q 2016 prospectus, as well.

Response: On page B-17 in the “Changes to Your Portfolio” section, the first paragraph states the specific instances in which a Trust may dispose of a security to protect the Trust. In particular, the first paragraph states that the Trust Agreement allows for the disposition of a security if an issuer of a security has defaulted on the payment on any of its outstanding obligations, an issuer has qualified as a passive foreign investment company under the Internal Revenue Code, the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the Evaluator the sale of such securities is necessary to maintain the sound investment character of the Trust, or the sale of such securities is necessary or advisable to maintain the qualification of the Trust as a regulated investment company or provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excess taxes on the Trust or on undistributed income in the Trust.

Nuveen Zacks Select Equity Income Portfolio, 2Q 2016

Final Trust Portfolio Construction Screen (p. 21)

5. In the second paragraph, please “occur” to “occurs.”

Response: The disclosure has been revised as requested.

Additional Revisions

Management has informed us that the response provided for comment 21 in your letter dated April 26, 2016 must be revised. Comment 21 referred to the “Selection of Portfolio Securities” section on page 20 and stated: “In the second bullet, please clarify whether each of the four factors applies separately or whether a security would have to fail all four criteria before it would be excluded from the Trust.” In response to this comment, management would like to revise its response and state that a security must fail all four criteria before being excluded. Consequently, the bullet will be revised to state: “Next, exclude securities that meet all of the following: have a market capitalization less than $300,000,000, have a share price of less than $5, have a dividend yield that is less than the average yield of the S&P 500 Index, and are not designated by the Zacks Rank Model as ‘Strong Buy’ or ‘Buy.’”

In addition, the third bullet under “Growth Screening Process” on page 3 will be revised to state: “Exclude all securities that meet both of the following: do not have at least $50 million in annual sales and have a share price of less than $5.”

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren